UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M101

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc.

3000 Western Avenue #400

Seattle, WA 98121

(425) 220-2542

With copy to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M101

1.	Name of Reporting Person CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 818,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 818,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5%(1)
14.	Type of Reporting Person CO

(1)

Percentage ownership based on 4,964,630 shares of Common Stock outstanding as of November 11, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”) and this Amendment No. 2, the “Schedule 13D”) by CBI USA, Inc. (the “Reporting Person”) with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

With respect to the Reporting Person’s plans once the transactions contemplated by the Securities Purchase Agreement close and the Reporting Person obtains control of the Company, the Reporting Person has made no final decisions and retains the discretion to explore and pursue various transactions or take other actions as described in Amendment No. 1. However, the Reporting Person is supplementing the information in Amendment No. 1 to provide additional information about its current expectations.

The Reporting Person currently expects to focus on the following:

•

Continue the Company’s efforts to implement its previously announced restructuring plan (which involved a significant reduction in force, suspension of pre-clinical activities and halting all research and development) and support management in its efforts to maximize stockholder value that can be derived from existing assets. While the Reporting Person has no immediate plans for a further reduction in force, it will reevaluate from time to time to ensure the resources dedicated to these activities are commensurate with the potential value that can be derived from them.

•

Explore growth through transactions with potential partners that see opportunity in joining an existing, publicly-traded organization. While the Reporting Person will consider any promising transactions that it believes can create value for stockholders, at this time it expects that it will explore transactions with businesses outside of the Company’s historical operations in biotechnology and life sciences. The Reporting Person expects these efforts to be focused in Asia where its affiliates have relationships and business connections. Without limiting the foregoing or its discretion going forward, the Reporting Person has engaged in preliminary discussions about a transaction in which the Company would obtain a to be determined interest in a privately-held social media company based in Korea, with the shareholders of such company receiving a to be determined number of shares of the Company. As discussions are in early stages, there can be no assurance that any agreement, arrangement or understanding with respect to such a transaction will be reached, or the potential structure or financial and other terms of any agreement, arrangement or understanding that may be reached.

•

Seek additional financing for the Company from third parties as needed to support these activities. The Reporting Person has engaged in discussions with an unaffiliated investment fund regarding financing as referenced in Amendment No. 1, and expects those discussions and discussions with other potential unaffiliated investors, primarily based in Korea, to continue. The Reporting Person is targeting receipt of an additional investment into the Company of approximately $5.0 million, although the ultimate amount will depend on investor interest and the Company’s needs. There can be no assurance that such financing, or financing in sufficient amounts or on acceptable terms, will be received.

Beyond the foregoing, the Reporting Person will review its investment in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by it or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in the Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to its investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer